SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Magnetek, Inc.

(Name of Subject Company (Issuer))

Megatron Acquisition Corp.

A Wholly Owned Subsidiary of

Columbus McKinnon Corporation

(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

559424403

(CUSIP Number of Class of Securities (Underlying Common Stock))

Alan S. Korman, Esq.

General Counsel and Corporate Secretary

Columbus McKinnon Corporation

140 John James Audubon Parkway

Amherst, New York 14228

(716) 689-5500

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Mark D. Gerstein, Esq.

Bradley C. Faris, Esq.

Latham & Watkins LLP

330 N. Wabash Ave.

Suite 2800

Chicago, IL 60611

(312) 876-7700

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$191,632,350	$22,267.68

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 3,832,647 shares of common stock, par value $0.01 per share, of Magnetek, Inc., at a purchase price of $50.00 per share. Such number of shares consists of (i) 3,568,540 shares of unrestricted common stock issued and outstanding as of August 3, 2015, (ii) 134,932 shares subject to forfeiture restrictions, repurchase rights, or other restrictions that are or may become issued and outstanding prior to the expiration of the Offer (as defined below), and (iii) 129,175 shares of common stock that may be issuable before the expiration of the Offer under options and other rights to acquire shares of common stock.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 0.0001162 of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the offer by Megatron Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Columbus McKinnon Corporation, a New York corporation (“CMCO”), to purchase all of the issued and outstanding shares of common stock (including Restricted Shares (as defined in the Offer to Purchase)), par value $0.01 per share (collectively, the “Shares”), of Magnetek, Inc., a Delaware corporation (“Magnetek”), at a purchase price of $50.00 per share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 5, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal for Shares and Letter of Transmittal for Employee Restricted Shares, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively. This Schedule TO is being filed on behalf of CMCO and the Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answers to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Magnetek, Inc. Magnetek’s principal executive offices are located at N49 W13650 Campbell Drive, Menomonee Falls, Wisconsin 53051. The telephone number at Magnetek’s principal executive offices is (262) 783-3500.

(b) This statement relates to the common stock, par value $0.01 per share, of Magnetek. Based upon information provided by Magnetek, there were 3,632,206 shares of common stock issued and outstanding as of August 3, 2015. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6 of the Offer to Purchase, entitled “Price Range of the Shares; Dividends on the Shares” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a), (b), (c) This Schedule TO is filed by CMCO and the Purchaser. The information set forth in Section 9 of the Offer to Purchase, entitled “Certain Information Concerning CMCO and the Purchaser” and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a), (b) The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning CMCO and the Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for Magnetek; Other Matters” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

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Item 6.	Purposes of the Transaction and Plans or Proposals

(a), (c)(1) – (7) The information set forth in the “Introduction,” Section 7, entitled “Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations,” Section 12, entitled “Purpose of the Offer; Plans for Magnetek; Other Matters,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

(a), (b), (d) The information set forth in Section 10 of the Offer to Purchase, entitled “Source and Amount of Funds,” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company

The information set forth in the “Introduction” and Section 9, entitled “Certain Information Concerning CMCO and the Purchaser,” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used

(a) The information set forth in Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for Magnetek; Other Matters,” Section 13, entitled “The Merger Agreement; Other Agreements,” and Section 16, entitled “Fees and Expenses,” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements

(a), (b) Not applicable.

Item 11.	Additional Information

(a)(1) The information set forth in Section 9, entitled “Certain Information Concerning CMCO and the Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

(a)(2), (3) The information set forth in Section 13, entitled “The Merger Agreement; Other Agreements,” Section 14, entitled “Conditions of the Offer” and Section 15, entitled “Certain Legal Matters,” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7 of the Offer to Purchase entitled “Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.

(a)(5) The information set forth in Section 17, entitled “Legal Proceedings,” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

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Item 12.	Exhibits

(a)(1)(A)	Offer to Purchase, dated as of August 5, 2015

(a)(1)(B)	Letter of Transmittal for Shares

(a)(1)(C)	Letter of Transmittal for Employee Restricted Shares

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees

(a)(1)(F)	Press Release dated July 27, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by CMCO with the SEC on July 27, 2015)

(a)(1)(G)	Press Release dated August 5, 2015

(a)(1)(H)	Summary Advertisement published in the Wall Street Journal on August 5, 2015

(b)(1)	Debt Commitment Letter, dated July 26, 2015, by and among JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and CMCO (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CMCO with the SEC on July 27, 2015)

(b)(2)	Credit Agreement, dated as of January 23, 2015, by and among JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC (and the other lenders party thereto) and CMCO (and certain of its affiliates) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CMCO with the SEC on January 27, 2015)

(d)(1)	Agreement and Plan of Merger, dated as of July 26, 2015, by and among Magnetek, the Purchaser and CMCO (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CMCO with the SEC on July 27, 2015)

(d)(2)	Form of Tender Agreement (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by CMCO with the SEC on July 27, 2015)

(d)(3)	Confidentiality Agreement, dated as of April 2, 2015, by and between Magnetek and CMCO

(d)(4)	Letter Agreement Amending Confidentiality Agreement, dated as of July 26, 2015, by and between Magnetek and CMCO

Item 13.	Information Required By Schedule 13e-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Megatron Acquisition Corp.

By:	/s/ Timothy T. Tevens
	Name:	Timothy T. Tevens
	Title:	President & Director

Columbus McKinnon Corporation

By:	/s/ Timothy T. Tevens
	Name:	Timothy T. Tevens
	Title:	President & Chief Executive Officer

Date: August 5, 2015

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of August 5, 2015

(a)(1)(B)	Letter of Transmittal for Shares

(a)(1)(C)	Letter of Transmittal for Employee Restricted Shares

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees

(a)(1)(F)	Press Release dated July 27, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by CMCO with the SEC on July 27, 2015)

(a)(1)(G)	Press Release dated August 5, 2015

(a)(1)(H)	Summary Advertisement published in the Wall Street Journal on August 5, 2015

(b)(1)	Debt Commitment Letter, dated July 26, 2015, by and among JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and CMCO (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CMCO with the SEC on July 27, 2015)

(b)(2)	Credit Agreement, dated as of January 23, 2015, by and among JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC (and the other lenders party thereto) and CMCO (and certain of its affiliates) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CMCO with the SEC on January 27, 2015)

(d)(1)	Agreement and Plan of Merger, dated as of July 26, 2015, by and among Magnetek, the Purchaser and CMCO (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CMCO with the SEC on July 27, 2015)

(d)(2)	Form of Tender Agreement, dated as of July 26, 2015 (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by CMCO with the SEC on July 27, 2015)

(d)(3)	Confidentiality Agreement, dated as of April 2, 2015, by and between Magnetek and CMCO

(d)(4)	Letter Agreement Amending Confidentiality Agreement, dated as of July 26, 2015, by and between Magnetek and CMCO